SEMANTIX, INC.

Avenida Eusébio Matoso, 1375, 10º andar

São Paulo, São Paulo, Brazil, 05423-180

+55 (11) 50822656

December 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Crispino
Jan Woo

Re:	Semantix, Inc.
Registration Statement on Form F-1
File No. 333-267040

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Semantix, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-1, as amended, be accelerated so that the same will become effective on December 9, 2022 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company hereby authorizes Filipe B. Areno of Skadden, Arps, Slate, Meagher & Flom LLP to orally modify or withdraw this request for acceleration.

Please contact Filipe B. Areno of Skadden, Arps, Slate, Meagher & Flom LLP at +55.11.3708-1848 or filipe.areno@skadden.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours, SEMANTIX, INC.

By:	/s/ Leonardo dos Santos Poça D’Água
Name: Leonardo dos Santos Poça D’Água Title: Chairman of the Board and Chief Executive Officer

cc:	Filipe B. Areno, Skadden, Arps, Slate, Meagher & Flom LLP